Exhibit 99.1

Unaudited Condensed Consolidated Interim Financial Statements

BRP Inc.

For the three- and nine-month periods ended October 31, 2022 and 2021

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF NET INCOME

[Unaudited]

[in millions of Canadian dollars, except per share data]

		Three-month periods ended		Nine-month periods ended
	Notes	October 31, 2022	October 31, 2021	October 31, 2022	October 31, 2021

Revenues	16	$2,709.3	$1,588.0	$6,957.1	$5,300.4
Cost of sales		2,054.6	1,177.4	5,245.3	3,777.7
Gross profit		654.7	410.6	1,711.8	1,522.7

Operating expenses
Selling and marketing		113.3	97.8	316.0	293.3
Research and development		80.6	70.6	246.7	204.7
General and administrative		74.9	65.2	219.3	187.4
Other operating expenses (income)	17	1.1	(8.5)	(0.4)	(3.1)
Total operating expenses		269.9	225.1	781.6	682.3
Operating income		384.8	185.5	930.2	840.4

Financing costs	18	33.1	16.5	77.4	114.9
Financing income	18	(0.3)	(0.7)	(4.6)	(3.5)
Foreign exchange (gain) loss on long-term debt		132.6	(9.9)	148.6	(58.9)
Income before income taxes		219.4	179.6	708.8	787.9
Income tax expense	19	77.8	51.9	208.5	202.9
Net income		$141.6	$127.7	$500.3	$585.0

Attributable to shareholders		$141.2	$127.6	$498.6	$584.5

Attributable to non-controlling interest		$0.4	$0.1	$1.7	$0.5

Basic earnings per share	15	$1.79	$1.57	$6.27	$7.02

Diluted earnings per share	15	$1.76	$1.53	$6.15	$6.81

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

[Unaudited]

[in millions of Canadian dollars]

	Three-month periods ended		Nine-month periods ended

	October 31, 2022	October 31, 2021	October 31, 2022	October 31, 2021

Net income	$141.6	$127.7	$500.3	$585.0

Other comprehensive income

Items that will be reclassified subsequently to net income
Net changes in fair value of derivatives designated as cash flow hedges	(20.1)	8.3	15.0	14.6
Net changes in unrealized loss on translation of foreign operations	(0.3)	(8.5)	(30.3)	(28.1)
Income tax (expense) recovery	5.6	(2.4)	(3.9)	(4.0)
	(14.8)	(2.6)	(19.2)	(17.5)

Items that will not be reclassified subsequently to net income
Actuarial gains on defined benefit pension plans	56.3	26.2	128.1	59.1
Loss on fair value of restricted investments	(0.7)	(0.2)	(1.7)	—
Income tax expense	(14.2)	(6.9)	(32.0)	(15.6)
	41.4	19.1	94.4	43.5
Total other comprehensive income	26.6	16.5	75.2	26.0
Total comprehensive income	$168.2	$144.2	$575.5	$611.0

Attributable to shareholders	$168.2	$144.1	$574.6	$610.6

Attributable to non-controlling interest	$—	$0.1	$0.9	$0.4

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

[Unaudited]

[in millions of Canadian dollars]

As at

	Notes	October 31, 2022	January 31, 2022

Cash and cash equivalents		$59.9	$265.8
Trade and other receivables		523.7	465.7
Income taxes and investment tax credits receivable		31.6	31.6
Other financial assets	4	85.5	73.6
Inventories	5	2,474.8	1,691.3
Other current assets	6	72.4	140.1
Total current assets		3,247.9	2,668.1

Investment tax credits receivable		28.2	24.4
Other financial assets	4	135.3	53.2
Property, plant and equipment		1,614.0	1,441.9
Intangible assets	7	735.4	494.9
Right-of-use assets		144.5	132.7
Deferred income taxes		241.8	212.8
Other non-current assets	6	3.9	2.9
Total non-current assets		2,903.1	2,362.8

Total assets		$6,151.0	$5,030.9

Revolving credit facilities and bank overdraft	8	$363.1	$—
Trade payables and accruals		1,858.4	1,622.9
Provisions	9	477.2	328.1
Other financial liabilities	10	135.5	152.3
Income tax payable		63.9	135.7
Deferred revenues		127.3	247.9
Current portion of long-term debt	11	51.0	103.1
Current portion of lease liabilities		36.0	29.4
Total current liabilities		3,112.4	2,619.4

Long-term debt	11	2,281.0	1,937.4
Lease liabilities		124.6	117.5
Provisions	9	123.4	86.2
Other financial liabilities	10	64.1	34.0
Deferred revenues		122.0	107.3
Employee future benefit liabilities		84.8	220.2
Deferred income taxes		54.3	22.4
Other non-current liabilities		14.6	19.3
Total non-current liabilities		2,868.8	2,544.3
Total liabilities		5,981.2	5,163.7

Equity (deficit)		169.8	(132.8)

Total liabilities and equity (deficit)		$6,151.0	$5,030.9

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[in millions of Canadian dollars]

For the nine-month period ended October 31, 2022

	Attributed to shareholders
	Capital Stock (Note 12)	Contributed surplus		Retained losses	Translation of foreign operations	Cash- flow hedges	Total	Non- controlling interests	Total equity (deficit)
Balance as at January 31, 2022	$260.6	$(3.2)		$(404.3)	$(2.9)	$14.2	$(135.6)	$2.8	$(132.8)
Net income	—	—		498.6	—	—	498.6	1.7	500.3
Other comprehensive income (loss)	—	—		94.4	(29.5)	11.1	76.0	(0.8)	75.2
Total comprehensive income (loss)	—	—		593.0	(29.5)	11.1	574.6	0.9	575.5
Dividends	—	—		(38.2)	—	—	(38.2)	—	(38.2)
Issuance of subordinate shares	7.3	(2.1)		—	—	—	5.2	—	5.2
Repurchase of subordinate shares (Note 12)	(20.2)	47.2		(279.8)	—	—	(252.8)	—	(252.8)
Stock-based compensation	—	12.9	[a]	—	—	—	12.9	—	12.9
Non-controlling interest arising on business combination	—	—		—	—	—	—	20.4	20.4
Obligation to repurchase a non-controlling interest	—	—		—	—	—	—	(20.4)	(20.4)

Balance as at October 31, 2022	$247.7	$54.8		$(129.3)	$(32.4)	$25.3	$166.1	$3.7	$169.8

[a] Includes $1.6 million of income tax expense.

For the nine-month period ended October 31, 2021

	Attributed to shareholders
	Capital Stock	Contributed surplus		Retained losses	Translation of foreign operations	Cash- flow hedges	Total	Non- controlling interests	Total deficit
Balance as at January 31, 2021	$210.4	$(154.0)		$(575.9)	$35.5	$5.3	$(478.7)	$3.8	$(474.9)
Net income	—	—		584.5	—	—	584.5	0.5	585.0
Other comprehensive income (loss)	—	—		43.5	(28.0)	10.6	26.1	(0.1)	26.0
Total comprehensive income (loss)	—	—		628.0	(28.0)	10.6	610.6	0.4	611.0
Dividends	—	—		(32.4)	—	—	(32.4)	—	(32.4)
Issuance of subordinate shares	84.8	(20.7)		—	—	—	64.1	—	64.1
Repurchase of subordinate shares	(32.7)	200.0		(575.4)	—	—	(408.1)	—	(408.1)
Stock-based compensation	—	14.9	[a]	—	—	—	14.9	—	14.9
Other	—	—		—	—	—	—	(1.4)	(1.4)

Balance as at October 31, 2021	$262.5	$40.2		$(555.7)	$7.5	$15.9	$(229.6)	$2.8	$(226.8)

[a] Includes $1.5 million of income tax recovery.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

[Unaudited]

[in millions of Canadian dollars]

		Nine-month periods ended
	Notes	October 31, 2022	October 31, 2021

OPERATING ACTIVITIES
Net income		$500.3	$585.0
Non-cash and non-operating items:
Depreciation expense		220.4	199.1
Income tax expense	19	208.5	202.9
Foreign exchange (gain) loss on long-term debt		148.6	(58.9)
Interest expense and transaction costs	18	71.5	87.7
Other		1.3	39.1
Cash flows generated from operations before changes in working capital		1,150.6	1,054.9
Changes in working capital:
Increase in trade and other receivables		(58.9)	(180.4)
Increase in inventories		(753.6)	(703.1)
(Increase) decrease in other assets		32.4	(47.4)
Increase in trade payables and accruals		231.1	153.8
Increase (decrease) in other financial liabilities		(26.1)	7.3
Increase (decrease) in provisions		178.5	(83.3)
Decrease in other liabilities		(131.7)	(1.3)
Cash flows generated from operations		622.3	200.5
Income taxes paid, net of refunds		(280.0)	(139.3)
Net cash flows generated from operating activities		342.3	61.2

INVESTING ACTIVITIES
Additions to property, plant and equipment		(353.1)	(319.9)
Additions to intangible assets	7	(43.4)	(44.8)
Business combinations, net of acquired cash	3	(208.8)	—
Other		5.8	5.9
Net cash flows used in investing activities		(599.5)	(358.8)

FINANCING ACTIVITIES
Increase in revolving credit facilities and bank overdraft		365.1	58.5
Issuance of long-term debt	11	244.5	410.0
Long-term debt amendment fees	11	(1.9)	(20.0)
Repayment of long-term debt	11	(94.8)	(774.1)
Repayment of lease liabilities		(25.6)	(27.0)
Interest paid		(63.1)	(40.7)
Issuance of subordinate voting shares		5.2	64.1
Repurchase of subordinate voting shares	12	(305.5)	(638.2)
Dividends paid		(38.2)	(32.4)
Other		(5.1)	(4.4)
Net cash flows generated from (used in) financing activities		80.6	(1,004.2)
Effect of exchange rate changes on cash and cash equivalents		(29.3)	10.4
Net decrease in cash and cash equivalents		(205.9)	(1,291.4)
Cash and cash equivalents at the beginning of period		265.8	1,325.7
Cash and cash equivalents at the end of period		$59.9	$34.3

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2022 and 2021

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

1.	NATURE OF OPERATIONS

BRP Inc. (“BRP”) is incorporated under the laws of Canada. BRP’s multiple voting shares are owned by Beaudier Inc. and 4338618 Canada Inc. (collectively, “Beaudier Group”), Bain Capital Integral Investors II, L.P. (“Bain Capital”) and La Caisse de dépôt et placement du Québec (“CDPQ”), (collectively, the “Principal Shareholders”). BRP’s subordinate voting shares are listed in Canada on the Toronto Stock Exchange under the symbol DOO and in the United States on the Nasdaq Global Select Market under the symbol DOOO.

BRP and its subsidiaries (the “Company”) design, develop, manufacture and sell powersports vehicles and marine products. The Company’s Powersports segment comprises “Year-Round Products” which consists of all-terrain vehicles, side-by-side vehicles and three-wheeled vehicles; “Seasonal Products” which consists of snowmobiles, personal watercraft and pontoons; and “Powersports PA&A and OEM Engines” which consists of parts, accessories and apparel (“PA&A”), engines for karts and recreational aircraft and other services. Additionally, the Company’s “Marine” segment consists of boats, pontoons, jet boat and outboard engines and related PA&A and other services.

The Company’s products are sold mainly through a network of independent dealers, independent distributors and to original equipment manufacturers (the “Customers”). The Company distributes its products worldwide and manufactures them in Mexico, Canada, Austria, the United States, Finland, Australia and Germany.

The Company’s headquarters is located at 726 Saint-Joseph Street, Valcourt, Québec, J0E 2L0.

2.	BASIS OF PRESENTATION

These unaudited condensed consolidated interim financial statements for the three- and nine-month periods ended October 31, 2022 and 2021 have been prepared using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and in accordance with IAS 34 “Interim Financial Reporting”. These unaudited condensed consolidated interim financial statements for the three- and nine-month periods ended October 31, 2022 and 2021 follow the same accounting policies as the audited consolidated financial statements for the year ended January 31, 2022 and, as such, should be read in conjunction with them.

The preparation of these unaudited condensed consolidated interim financial statements in accordance with the Company’s accounting policies requires management to make estimates and judgments that can affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, other comprehensive income and disclosures made. The Company’s best estimates are based on the information, facts and circumstances available at the time estimates are made. Management uses historical experience and information, general economic conditions and trends, as well as assumptions regarding probable future outcomes as the basis for determining estimates. Actual results could differ from the estimates used and such differences could be significant.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2022 and 2021

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2.	BASIS OF PRESENTATION [CONTINUED]

These unaudited condensed consolidated interim financial statements include the financial statements of BRP and its subsidiaries. BRP controls all of its subsidiaries that are wholly owned through voting equity interests, except for Regionales Innovations Centrum GmbH in Austria for which a non-controlling interest of 25% is recorded upon consolidation, BRP Commerce & Trade Shanghai Co. Ltd in China for which a non-controlling interest of 20% is recorded upon consolidation and Pinion GmbH in Germany for which there is a non-controlling interest of 20%. BRP is also part of a joint venture located in Austria. All inter-company transactions and balances have been eliminated upon consolidation.

The Company’s revenues and operating income experience substantial fluctuations from quarter to quarter. In general, wholesale of the Company’s products are higher in the period immediately preceding and during their particular season of use. However, the mix of product sales may vary considerably from time to time as a result of changes in seasonal and geographic demand, the introduction of new products and models and production scheduling for particular types of products.

On November 29, 2022, the Board of Directors of the Company approved these unaudited condensed consolidated interim financial statements for the three- and nine-month periods ended October 31, 2022 and 2021.

3.	BUSINESS COMBINATIONS

Transactions for the three-month period ended October 31, 2022

On August 4, 2022, the Company completed the acquisition of 80% of the outstanding shares of Pinion GmbH (“Pinion”) for a consideration of €61.9 million ($81.4 million) paid in cash. Pinion is located in Denkendorf, Germany and designs, develops, assembles, and sells mechanical gearboxes for traditional and electric bicycles.

On October 5, 2022, the Company completed the acquisition of substantially all the assets related to the powersports business of Kongsberg Automotive ASA and its subsidiary Kongsberg Inc. located in Shawinigan, Quebec (“KA Shawinigan”) for a consideration of $127.8 million paid in cash. KA Shawinigan is a leading player in electronic and mechatronic product development and manufacturing and a long-standing supplier of BRP.

The Company will finalize the accounting for these acquisitions during the next quarters, specifically the assessment of the fair value of assets acquired and liabilities assumed, and goodwill related to these acquisitions.

Following the acquisition of Pinion and KA Shawinigan, the Company created a new Low Voltage & Human Assisted Group (“LVHA”). The creation of LVHA allows the Company to pursue its growth strategy with product categories that overlap recreational, urban mobility and services with low voltage and human assisted products. LVHA is not a reportable segment for the Company.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2022 and 2021

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

3.	BUSINESS COMBINATIONS [CONTINUED]

The preliminary value of the assets acquired, liabilities assumed and non-controlling interest were as follows, as at the acquisition date:

	Pinion	KA Shawinigan	Total
Assets acquired
Current assets	$7.7 [a]	$26.2	$33.9
Non-current assets	5.3	3.2	8.5
Property, plant and equipment	1.3	9.5	10.8
Patents	16.2	28.3	44.5
Trademarks	15.4	—	15.4
Customer relationships	13.0	—	13.0
Goodwill [b] [c]	72.8	64.9	137.7
Total assets acquired	131.7	132.1	263.8

Liabilities assumed
Current liabilities	(11.1)	(3.4)	(14.5)
Non-current liabilities	(18.8)	(0.9)	(19.7)
Total liabilities assumed	(29.9)	(4.3)	(34.2)

Non-controlling interest [d]	(20.4)	—	(20.4)

Total consideration paid in cash	$81.4	$127.8	$209.2

[a]	Including $0.4 million (€0.3 million) of cash

[b]	Goodwill arises principally from expected synergies and future growth.

[c]	Goodwill is deductible for tax purposes only for KA Shawinigan.

[d]	Non-controlling interest is measured at fair value as at the acquisition date.

Pinion

The Company’s consolidated statement of net income included the operating results of Pinion since the acquisition date. For the period ended October 31, 2022, it represented revenues of $5.1 million. Net income for the period ended October 31, 2022 was not significant.

Had the Company acquired Pinion at the beginning of the year ended October 31, 2022, its revenues and net income increase would not have been significant.

The Company incurred acquisition-related costs of $0.8 million for Pinion, which have been recorded in general and administrative expenses.

As part of the acquisition, the Company and the non-controlling interest shareholders in Pinion (the “Parties”) entered into put and call options, exercisable by the Parties after January 2026 and before June 2028, allowing or requiring the Company to acquire all the remaining shares for a cash consideration set according to a predetermined purchase price formula that is based on Pinion’s performance. At the acquisition date, the Company recorded a financial liability and reduced the non-controlling interests by $20.4 million, representing the estimated present value of the redemption amount. As a result, no profit is attributed to the non-controlling interest. Subsequent remeasurement adjustments of the financial liability will be recorded in the consolidated statements of net income.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2022 and 2021

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

3.	BUSINESS COMBINATIONS [CONTINUED]

KA Shawinigan

The Company’s consolidated statement of net income included the operating results of KA Shawinigan since the acquisition date. For the period ended October 31, 2022, revenues and net income were not significant.

Had the Company acquired KA Shawinigan at the beginning of the year ended October 31, 2022, its revenues and net income increase would not have been significant as the assets acquired of KA Shawinigan were used mainly to supply the Company.

The Company incurred acquisition-related costs of $0.8 million for KA Shawinigan, which have been recorded in general and administrative expenses.

4.	OTHER FINANCIAL ASSETS

The Company’s other financial assets were as follows, as at:

	October 31, 2022	January 31, 2022
Restricted investments [a]	$11.8	$14.3
Derivative financial instruments	124.8	38.0
Advances to suppliers related to property, plant and equipment	57.6	50.4

Other	26.6	24.1
Total other financial assets	$220.8	$126.8
Current	85.5	73.6

Non-current	135.3	53.2
Total other financial assets	$220.8	$126.8

[a]

The restricted investments are publicly traded bonds that can only be used for severance payments and pension costs associated with Austrian pension plans, and are not available for general corporate use.

The non-current portion is mainly attributable to the restricted investments and derivative financial instruments.

5.	INVENTORIES

The Company’s inventories were as follows, as at:

	October 31, 2022	January 31, 2022
Materials and work in progress	$1,668.3	$1,193.6
Finished products	424.9	176.9
Parts, accessories and apparel	381.6	320.8
Total inventories	$2,474.8	$1,691.3

The Company recognized in the condensed consolidated interim statements of net income during the three- and nine-month periods ended October 31, 2022, a write-down on inventories of $18.7 million and $29.7 million respectively ($7.8 million and $16.8 million respectively during the three- and nine-month periods ended October 31, 2021).

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2022 and 2021

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

6.	OTHER ASSETS

The Company’s other assets were as follows, as at:

	October 31, 2022	January 31, 2022
Prepaids	$35.0	$36.1
Deferred financing cost	5.7	4.1
Other [a]	35.6	102.8
Total other assets	$76.3	$143.0
Current	72.4	140.1

Non-current	3.9	2.9
Total other assets	$76.3	$143.0

[a]

The balance is mainly attributable to the substantially completed units awaiting installation of missing components at dealers for which the legal property title has been transferred while not qualifying for revenue recognition as at October 31, 2022. The Company was either compensated for those units through its amended financing agreement with its third-party financing provider or has an unconditional right to be compensated, which ultimately resulted in the deferral of revenue recognition. The revenue will be recognized upon completion of its performance obligation, concurrently with the aforementioned other asset that will be recognized as cost of sales.

7.	INTANGIBLE ASSETS

The Company’s intangible assets were as follows, as at:

	October 31, 2022			January 31, 2022
	Cost	Accumulated depreciation	Carrying amount	Cost	Accumulated depreciation	Carrying amount
Goodwill	$253.5	$—	$253.5	$115.9	$—	$115.9
Trademarks	216.7	—	216.7	197.2	—	197.2
Software and licences	293.3	138.1	155.2	249.2	125.4	123.8
Patents	48.1	2.5	45.6	5.1	1.9	3.2
Dealer networks	136.8	85.8	51.0	131.0	76.5	54.5
Customer relationships	35.1	21.7	13.4	22.9	22.6	0.3
Total	$983.5	$248.1	$735.4	$721.3	$226.4	$494.9

The following table explains the changes in Company’s intangible assets during the nine-month period ended October 31, 2022:

	Carrying amount as at January 31, 2022	Additions	Business combinations (Note 3)	Depreciation	Effect of foreign currency exchange rate changes	Carrying amount as at October 31, 2022
Goodwill	$115.9	$—	$137.7	$—	$(0.1)	$253.5
Trademarks	197.2	—	15.4	—	4.1	216.7
Software and licences	123.8	43.2	0.8	(11.7)	(0.9)	155.2
Patents	3.2	—	44.5	(0.7)	(1.4)	45.6
Dealer networks	54.5	—	—	(5.0)	1.5	51.0
Customer relationships	0.3	—	13.0	(0.4)	0.5	13.4
Total	$494.9	$43.2	$211.4	$(17.8)	$3.7	$735.4

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2022 and 2021

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

8.	REVOLVING CREDIT FACILITIES

On February 16, 2022, the Company amended its $800.0 million revolving credit facilities to increase the availability to $1,100.0 million and replace LIBOR with the Secured Overnight Financing Rate (‘‘SOFR’’) as the benchmark interest rate. Subsequently, on June 10, 2022, the Company further added to its available commitment under its revolving credit facilities by $400 million the availability increasing to $1,500.0 million. The pricing grid and other conditions remained unchanged for both increases.

As at October 31, 2022, the Company had $356.5 million of outstanding indebtedness under the Revolving Credit Facilities and $6.6 million under bank overdraft.

The applicable interest rates vary depending on a leverage ratio. The leverage ratio is defined in the Revolving Credit Facilities agreement by the ratio of net debt to consolidated cash flows of the Company (the “Leverage ratio”). The applicable interest rates are as follows:

(i)	U.S. dollars at either
(a)	Term SOFR (defined as the forward-looking term rate based on SOFR plus a customary credit spread adjustment) plus 1.45% to 3.00% per annum; or
(b)	U.S. Base Rate plus 0.45% to 2.00% per annum; or
(c)	U.S. Prime Rate plus 0.45% to 2.00% per annum;

(ii)	Canadian dollars at either
(a)	Bankers’ Acceptance plus 1.45% to 3.00% per annum; or
(b)	Canadian Prime Rate plus 0.45% to 2.00% per annum

(iii)	Euros at EURIBOR plus 1.45% to 3.00% per annum.

In addition, the Company incurs commitment fees of 0.25% to 0.40% per annum on the undrawn amount of the Revolving Credit Facilities.

As at October 31, 2022, the cost of borrowing under the Revolving Credit Facilities was as follows:

(i)	U.S. dollars at either
(a)	Term SOFR plus 1.70% per annum; or
(b)	U.S. Base Rate plus 0.70% per annum; or
(c)	U.S. Prime Rate plus 0.70% per annum;

(ii)	Canadian dollars at either
(a)	Bankers’ Acceptance plus 1.70% per annum; or
(b)	Canadian Prime Rate plus 0.70% per annum

(iii)	Euros at EURIBOR plus 1.70% per annum.

As at October 31, 2022, the commitment fees on the undrawn amount of the Revolving Credit Facilities were 0.25% per annum.

The Company is required to maintain, under certain conditions, a minimum fixed charge coverage ratio. Additionally, the total available borrowing under the Revolving Credit Facilities is subject to a borrowing base calculation representing 75% of the carrying amount of trade and other receivables plus 50% of the carrying amount of inventories.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2022 and 2021

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

9.	PROVISIONS

The Company’s provisions were as follows, as at:

	October 31, 2022	January 31, 2022
Product-related	$550.7	$372.8
Restructuring	3.4	3.2
Other	46.5	38.3
Total provisions	$600.6	$414.3
Current	477.2	328.1
Non-current	123.4	86.2
Total provisions	$600.6	$414.3

Product-related provisions include provisions for regular warranty coverage on products sold, product liability provisions and provisions related to sales programs offered by the Company to its Customers in order to support the retail activity.

The non-current portion of provisions is mainly attributable to product-related provisions.

The changes in provisions were as follows:

	Product-related	Restructuring	Other	Total
Balance as at January 31, 2022	$372.8	$3.2	$38.3	$414.3
Expensed during the period	669.6	0.8	22.8	693.2
Additions through business combinations	0.2	—	—	0.2
Paid during the period	(503.1)	(0.8)	(14.2)	(518.1)
Reversed during the period	(2.4)	—	—	(2.4)
Effect of foreign currency exchange rate changes	21.7	0.2	(0.4)	21.5
Unwinding of discount and effect of changes in discounting estimates	(8.1)	—	—	(8.1)
Balance as at October 31, 2022	$550.7	$3.4	$46.5	$600.6

10.	OTHER FINANCIAL LIABILITIES

The Company’s other financial liabilities were as follows, as at:

	October 31, 2022	January 31, 2022
Dealer holdback programs and customer deposits	$60.5	$83.4
Due to Bombardier Inc.	23.1	22.1
Derivative financial instruments	81.2	10.3
Non-controlling interest liability	20.8	—
Financial liability related to share repurchase programs	—	47.2
Other	14.0	23.3
Total other financial liabilities	$199.6	$186.3
Current	135.5	152.3
Non-current [a]	64.1	34.0
Total other financial liabilities	$199.6	$186.3

[a]  The non-current portion is mainly comprised of the amount due to Bombardier Inc. in connection with indemnification related to income taxes and the amount of the non-controlling interest liability.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2022 and 2021

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

11.	LONG-TERM DEBT

As at October 31, 2022 and January 31, 2022, the maturity dates, interest rates, outstanding nominal amounts and carrying amounts of long-term debt were as follows:

October 31, 2022
	Maturity date	Contractual interest rate	Effective interest rate	Outstanding nominal amount	Carrying amount
Term Facility
Term Loan B-1	May 2027	5.75%	5.80%	U.S. $1,481.0	$2,016.9	[a]
Term Loan B-2	June 2024	6.83%	7.30%	U.S. $100.0	135.4	[a]
Term Loans	Dec. 2022 to Dec. 2030	0.80% to 2.70%	1.90% to 3.81%	€138.8	179.7
Total long-term debt					$2,332.0
Current					51.0
Non-current					2,281.0
Total long-term debt					$2,332.0

[a]	Net of unamortized transaction costs of $3.3 million for Term Loan B-1 and $1.0 million for Term Loan B-2.

January 31, 2022
	Maturity date	Contractual interest rate	Effective interest rate	Outstanding nominal amount	Carrying amount
Term Facility
Term Loan B-1	May 2027	2.11%	2.14%	U.S. $1,492.4	$1,891.1	[a]
Term Loans	Mar. 2022 to Dec. 2030	0.75% to 1.90%	0.88% to 4.67%	€110.5	149.4
Total long-term debt					$2,040.5
Current					103.1
Non-current					1,937.4
Total long-term debt					$2,040.5

[a]	Net of unamortized transaction costs of $3.6 million.

The following table explains the changes in long-term debt during the nine-month period ended October 31, 2022:

		Statements of cash flows		Non-cash changes
	Carrying amount as at January 31, 2022	Issuance	Repayment	Effect of foreign currency exchange rate changes	Other	Carrying amount as at October 31, 2022
Term Facility	$1,891.1	$127.8	$(14.9)	$148.6	$(0.3)	$2,152.3
Term Loans	149.4	116.7	(79.9)	(6.9)	0.4	179.7
Total	$2,040.5	$244.5	$(94.8)	$141.7	$0.1	$2,332.0

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2022 and 2021

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

11.	LONG-TERM DEBT [CONTINUED]

a)	Term Facility

On June 14, 2022, the Company entered into an incremental U.S. $100.0 million tranche under its Term Facility. This new tranche matures in June 2024 and, consistent with the existing tranche of the Term Facility, is exempt of financial covenants. The Company incurred transaction costs of $1.1 million, which have been incorporated in the carrying amount of this new tranche of the Term Facility and are amortized over its expected life using the effective interest rate method.

As at October 31, 2022, the cost of borrowing under the Term Loan B-1 was as follows:

(i)	LIBOR plus 2.00% per annum, with a LIBOR floor of 0.00%; or
(ii)	U.S. Base Rate plus 1.00%; or
(iii)	U.S. Prime Rate plus 1.00%

Under the Term Facility, the cost of borrowing in U.S. Base Rate or U.S. Prime Rate cannot be lower than the cost of borrowing in LIBOR.

As at October 31, 2022, the cost of borrowing under the Term Loan B-2 was as follows:

(i)	Term SOFR (defined as the forward-looking term rate based on SOFR plus a customary credit spread adjustment) plus 3.00% per annum, with a Term SOFR floor of 0.5%; or
(ii)	U.S. Base Rate plus 2.00%

The Company is required to repay a minimum of 0.25% of the nominal amount each quarter. Consequently, the Company repaid an amount of U.S. $11.4 million ($14.9 million) during the nine-month period ended October 31, 2022. Also, the Company may be required to repay a portion of the Term Facility in the event that it has an excess cash position at the end of the fiscal year and its leverage ratio is above a certain threshold level.

b)	Term Loans

On May 5, 2022, the Company fully repaid the balance of its €55.0 million ($74.2 million) unsecured loan contracted under an Austrian government COVID-19 program in Fiscal 2021.

During the nine-month period ended October 31, 2022, the Company entered into unsecured loan agreements at favourable interest rates under an Austrian government program. This program supports research and development projects based on the Company’s incurred expenses in Austria. The term loans have a nominal amount of €86.8 million ($116.7 million) with an interest rate varying between 0.50% and 0.84% with maturity dates varying from June 2025 to June 2029. The Company recognized a deferred grant revenue, representing the difference between the fair value of the term loan at inception and the cash received, of €4.6 million ($6.2 million). The grants are recognized linearly over the maturity of the loans as other income.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2022 and 2021

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

12.	CAPITAL STOCK

The changes in capital stock issued and outstanding were as follows:

	Number of shares	Carrying Amount
Subordinate voting shares
Balance as at January 31, 2022	38,543,761	$257.1
Issued upon exercise of stock options	137,861	7.3
Issued in exchange of multiple voting shares	570,779	0.1
Repurchased under the substantial issuer bid offer	(2,427,184)	(17.1)
Repurchased under the normal course issuer bid program	(463,950)	(3.1)
Balance as at October 31, 2022	36,361,267	$244.3

Multiple voting shares
Balance as at January 31, 2022	42,954,979	$3.5
Exchanged for subordinate voting shares	(570,779)	(0.1)
Balance as at October 31, 2022	42,384,200	$3.4

Total outstanding as at October 31, 2022	78,745,467	$247.7

Substantial issuer bid offer (“SIB”)

On May 11, 2022, the Company repurchased for cancellation 2,427,184 subordinate voting shares following the completion of its SIB for a total consideration of $250.0 million, of which $16.1 million represents the carrying amount of the shares repurchased and $233.9 million represents the amount charged to retained losses. Prior to the completion of the SIB, Beaudier group converted 570,779 of multiple voting shares into an equivalent number of subordinate voting shares. These converted shares were repurchased and cancelled as part of the SIB. The Company incurred $1.0 million of fees and expenses relating to the SIB, which were recorded in capital stock.

Normal Course Issuer Bid Program (“NCIB”)

During the nine-month period ended October 31, 2022, the Company continued its share repurchases under the NCIB that was announced and started during the fiscal year ended January 31, 2022 and repurchased 463,950 subordinate voting shares for a total consideration of $47.2 million.

When the Company was not permitted to purchase subordinate voting shares due to regulatory restrictions or self-imposed blackout periods, an automatic share purchase plan with a designated broker allowed the purchase of subordinate voting shares under pre-set conditions. During the nine-month period ended October 31, 2022, the Company recognized a gain of $1.8 million in financing income related to the automatic share purchase plan. The gain represents the difference between the share price used to establish the financial liability at the end of each quarter and the amount actually paid to repurchase shares during the regulatory restrictions or self-imposed blackout periods.

Of the total consideration of $47.2 million, $3.1 million represents the carrying amount of the shares repurchased, $45.9 million represents the amount charged to retained losses and $1.8 million represents the gain recognized in net income.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2022 and 2021

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

13.	STOCK OPTION PLAN

During the nine-month period ended October 31, 2022 and 2021, the Company granted respectively 573,600 and 513,300 stock options to eligible officers and employees to acquire subordinated voting shares at an average exercise price of $103.55 and $109.88 respectively. The fair value of the options at the grant date was $40.72 and $48.89, respectively. Such stock options are time vesting and 25% of the options will vest on each of the first, second, third and fourth anniversary of the grant. The stock options have a ten-year term at the end of which the options expire.

14.	SEGMENTED INFORMATION

Details of segment information were as follows:

For the three-month period ended October 31, 2022	Powersports segment	Marine segment	Inter- segment eliminations	Total

Revenues	$2,598.7	$118.8	$(8.2)	$2,709.3
Cost of sales	1,949.9	112.9	(8.2)	2,054.6
Gross profit	648.8	5.9	—	654.7

Total operating expenses				269.9
Operating income				384.8

Financing costs				33.1
Financing income				(0.3)
Foreign exchange loss on long-term debt				132.6
Income before income taxes				219.4
Income tax expense				77.8

Net income				$141.6

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2022 and 2021

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

14.	SEGMENTED INFORMATION [CONTINUED]

For the three-month period ended October 31, 2021	Powersports segment	Marine segment	Inter- segment eliminations	Total

Revenues	$1,457.5	$136.3	$(5.8)	$1,588.0
Cost of sales	1,067.5	115.7	(5.8)	1,177.4
Gross profit	390.0	20.6	—	410.6

Total operating expenses				225.1
Operating income				185.5

Financing costs				16.5
Financing income				(0.7)
Foreign exchange gain on long-term debt				(9.9)
Income before income taxes				179.6
Income tax expense				51.9

Net income				$127.7

For the nine-month period ended October 31, 2022	Powersports segment	Marine segment	Inter- segment eliminations	Total

Revenues	$6,592.2	$390.4	$(25.5)	$6,957.1
Cost of sales	4,925.7	345.1	(25.5)	5,245.3
Gross profit	1,666.5	45.3	—	1,711.8

Total operating expenses				781.6
Operating income				930.2

Financing costs				77.4
Financing income				(4.6)
Foreign exchange loss on long-term debt				148.6

Income before income taxes				708.8
Income tax expense				208.5

Net income				$500.3

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2022 and 2021

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

14.	SEGMENTED INFORMATION [CONTINUED]

For the nine-month period ended October 31, 2021	Powersports segment	Marine segment	Inter- segment eliminations	Total

Revenues	$4,922.8	$392.7	$(15.1)	$5,300.4
Cost of sales	3,457.1	335.7	(15.1)	3,777.7
Gross profit	1,465.7	57.0	—	1,522.7

Total operating expenses				682.3
Operating income				840.4

Financing costs				114.9
Financing income				(3.5)
Foreign exchange gain on long-term debt				(58.9)
Income before income taxes				787.9
Income tax expense				202.9

Net income				$585.0

15.	EARNINGS PER SHARE

a)	Basic earnings per share

Details of basic earnings per share were as follows:

	Three-month periods ended		Nine-month periods ended

	October 31, 2022	October 31, 2021	October 31, 2022	October 31, 2021
Net income attributable to shareholders	$141.2	$127.6	$498.6	$584.5

Weighted average number of shares	78,735,106	81,168,487	79,573,969	83,312,905

Earnings per share - basic	$1.79	$1.57	$6.27	$7.02

b)	Diluted earnings per share

Details of diluted earnings per share were as follows:

	Three-month periods ended		Nine-month periods ended

	October 31, 2022	October 31, 2021	October 31, 2022	October 31, 2021
Net income attributable to shareholders	$141.2	$127.6	$498.6	$584.5

Weighted average number of shares	78,735,106	81,168,487	79,573,969	83,312,905
Dilutive effect of stock options	1,518,328	2,357,403	1,563,318	2,478,456
Weighted average number of diluted shares	80,253,434	83,525,890	81,137,287	85,791,361

Earnings per share - diluted	$1.76	$1.53	$6.15	$6.81

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2022 and 2021

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

16.	REVENUES

Details of revenues were as follows:

	Three-month periods ended		Nine-month periods ended
	October 31, 2022	October 31, 2021	October 31, 2022	October 31, 2021
Powersports
Year-Round Products	$1,279.8	$736.3	$3,572.3	$2,614.4
Seasonal Products	1,020.9	437.3	2,120.8	1,475.2
Powersports PA&A and OEM Engines	297.5	283.7	898.3	832.8
Marine	111.1	130.7	365.7	378.0
Total	$2,709.3	$1,588.0	$6,957.1	$5,300.4

The following table provides geographic information on Company’s revenues. The attribution of revenues was based on customer locations.

	Three-month periods ended		Nine-month periods ended
	October 31, 2022	October 31, 2021	October 31, 2022	October 31, 2021
United States	$1,683.3	$836.8	$4,264.8	$2,981.9
Canada	441.9	294.7	1,077.9	864.8
Europe	308.7	272.4	851.6	867.3
Asia Pacific	173.0	125.1	482.6	380.3
Latin America	99.4	56.6	271.8	196.9
Other	3.0	2.4	8.4	9.2
	$2,709.3	$1,588.0	$6,957.1	$5,300.4

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2022 and 2021

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

17.	OTHER OPERATING EXPENSES (INCOME)

Details of Other operating expenses (income) were as follows:

	Three-month periods ended		Nine-month periods ended
	October 31, 2022	October 31, 2021	October 31, 2022	October 31, 2021
Foreign exchange (gain) loss on working capital elements	$(9.2)	$(3.3)	$2.5	$(9.4)
(Gain) loss on forward exchange contracts	10.5	(2.1)	(2.6)	6.7
Other	(0.2)	(3.1)	(0.3)	(0.4)
Total	$1.1	$(8.5)	$(0.4)	$(3.1)

18.	FINANCING COSTS AND INCOME

Details of financing costs and financing income were as follows:

	Three-month periods ended		Nine-month periods ended
	October 31, 2022	October 31, 2021	October 31, 2022	October 31, 2021
Interest on long-term debt	$21.4	$11.3	$51.0	$34.8
Transaction costs on long-term debt	—	—	0.7	44.3
Interest on lease liabilities	1.4	2.0	3.8	6.2
Net interest on employee future benefit liabilities	1.2	1.3	3.5	3.8
Interest and commitment fees on revolving credit facilities	7.9	0.9	16.0	2.4
Other	1.2	1.0	2.4	23.4
Financing costs	33.1	16.5	77.4	114.9

Financing income	(0.3)	(0.7)	(4.6)	(3.5)
Net financing costs	$32.8	$15.8	$72.8	$111.4

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2022 and 2021

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

19.	INCOME TAXES

Details of income tax expense were as follows:

	Three-month periods ended		Nine-month periods ended
	October 31, 2022	October 31, 2021	October 31, 2022	October 31, 2021

Current income tax expense
Related to current year	$74.4	$38.8	$246.7	$201.0
Related to prior years	(2.4)	0.4	(3.3)	(0.2)
	72.0	39.2	243.4	200.8

Deferred income tax expense (recovery)
Temporary differences	(12.2)	13.9	(56.8)	10.3
Effect of income tax rate changes on deferred income taxes	(0.1)	—	—	—
Increase (decrease) in valuation allowance	18.1	(1.2)	21.9	(8.2)
	5.8	12.7	(34.9)	2.1
Income tax expense	$77.8	$51.9	$208.5	$202.9

The reconciliation of income taxes computed at the Canadian statutory rates to income tax expense recorded was as follows:

	Three-month periods ended				Nine-month periods ended
	October 31, 2022		October 31, 2021		October 31, 2022		October 31, 2021

Income taxes calculated at statutory rates	$58.1	26.5%	$47.6	26.5%	$187.8	26.5%	$208.8	26.5%
Increase (decrease) resulting from:
Income tax rate differential of foreign subsidiaries	(6.8)		(0.9)		(2.3)		(4.4)
Effect of income tax rate changes on deferred income taxes	(0.1)		—		—		—
Increase (decrease) in valuation allowance	18.1		(1.2)		21.9		(8.2)
Recognition of income taxes on foreign currency translation	(7.4)		0.7		(10.4)		1.2
Permanent differences [a]	17.3		0.3		18.0		1.3
Other	(1.4)		5.4		(6.5)		4.2
Income tax expense	$77.8		$51.9		$208.5		$202.9
[a]	The permanent differences result mainly from the foreign exchange (gain) loss on long-term debt denominated in U.S. dollars.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2022 and 2021

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

20.	FINANCIAL INSTRUMENTS

a)	Fair value

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of the Company’s financial instruments take into account the credit risk embedded in the instrument. For financial assets, the credit risk of the counterparty is considered whereas for financial liabilities, the Company’s credit risk is considered.

In order to determine the fair value of its financial instruments, the Company uses, when active markets exist, quoted prices from these markets (“Level 1” fair value). When public quotations are not available in the market, fair values are determined using valuation techniques. When inputs used in the valuation techniques are only inputs directly and indirectly observable in the marketplace, fair value is presented as “Level 2” fair value. If fair value is assessed using inputs that require considerable judgment from the Company in interpreting market data and developing estimates, fair value is presented as “Level 3” fair value. For Level 3 fair value, the use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

The fair value level, carrying amount and fair value of restricted investments, non-controlling interest liability, derivative financial instruments and long-term debt were as follows:

		As at October 31, 2022
	Fair value level	Carrying amount	Fair value

Restricted investments (Note 4)	Level 2	$11.8	$11.8

Non-controlling interest liability (Note 10)	Level 3	$(20.8)	$(20.8)

Derivative financial instruments
Forward exchange contracts
Favourable		$11.5	$11.5
(Unfavourable)		(80.9)	(80.9)
Interest rate cap		113.3	113.3
Inflation rate swap		(0.3)	(0.3)
	Level 2	$43.6	$43.6

Long-term debt (including current portion)
Term Facility (Note 11)	Level 1	$(2,152.3)	$(2,082.0)
Term Loans (Note 11)	Level 2	(179.7)	(185.0)
		$(2,332.0)	$(2,267.0)

For cash, trade and other receivables, revolving credit facilities and bank overdraft, trade payables and accruals, dealer holdback programs and customer deposits, the carrying amounts reported on the condensed consolidated interim statements of financial position or in the notes approximate the fair values of these items due to their short-term nature.

Cash includes $12.9 million held by BRP Saint Petersburg LLC. This cash is subject to regulatory restrictions and is therefore not available for general use by the other entities within the group.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2022 and 2021

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

20.	FINANCIAL INSTRUMENTS [CONTINUED]

b)	Liquidity risk

The following table summarizes the contractual maturities of the Company’s financial liabilities as at October 31, 2022:

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total amount
Trade payables and accruals	$1,858.4	$—	$—	$—	$1,858.4
Long-term debt (including interest)	179.5	485.6	2,175.1	56.4	2,896.6
Lease liabilities (including interest)	39.9	59.2	31.7	45.8	176.6
Derivative financial instruments	70.0	11.2	—	—	81.2
Other financial liabilities	65.5	25.5	0.5	26.9	118.4
Total	$2,213.3	$581.5	$2,207.3	$129.1	$5,131.2